Exhbit 99.2

Ayr Wellness Enters Agreement to
Acquire PA Natural Medicine, LLC

Adds Three Dispensaries to Growing PA Footprint

NEW YORK, September 1, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), has entered into a binding letter of intent to acquire PA Natural Medicine, LLC (“PA Natural”), an operator of three licensed retail dispensaries, deepening Ayr’s presence in the rapidly growing medical market in the Commonwealth of Pennsylvania.

“Our goal across our footprint is to develop scale and meaningful presence in each of our markets. Today’s announcement builds on our already strong position in Pennsylvania, where we have built a tremendous foundation since entering the state just a few months ago. Our three Ayr Wellness stores, open an average of less than six months, are run-rating at over $7 million in annualized revenue per dispensary and our cultivation facilities are producing some of the best reviewed flower in the state,” said Jonathan Sandelman, Ayr Wellness Founder, Chairman and CEO.

“With such great momentum in this market, we are expanding our retail presence with the acquisition of PA Naturals, a three-store operation in central Pennsylvania with some of the best operating metrics in the state and a complementary footprint to our existing six licenses. We look forward to welcoming the great people of PA Naturals to the Ayr team,” he concluded.

PA Naturals has locations in the college towns of Bloomsburg and State College, as well as Selinsgrove, PA and operates under the retail banner “Nature’s Medicine”. The acquisition is expected to close in Q4 2021 and the Company expects to rebrand the dispensaries under the AYR Wellness banner shortly after closing.

Ayr intends to purchase 100% of the membership interests of PA Natural. The terms of the transaction include upfront consideration of $80 million, made up of $20 million in stock, $25 million in seller notes and $35 million in cash. An earn-out of up to $40 million, based on 2021 EBITDA hurdles, is payable in Q1 2022 and includes a maximum additional cash payment of $10 million with the remainder paid in stock and notes.

The acquisition is subject to customary closing conditions and regulatory approvals. Operations of PA Naturals will remain unchanged pending the closing.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions (including of PA Naturals) may not be able to be completed on satisfactory terms or at all or may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Adjusted EBITDA

“Adjusted EBITDA” is a non-GAAP measure that has no standardized meaning and may not be similar to how other companies use the term. It represents income (loss) from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including stock-based compensation expense, depreciation and amortization, and further adjusted to remove acquisition related costs.

A reconciliation of how Ayr calculates Adjusted EBITDA is provided in our MD&A for the three months ended June 30, 2021.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com